Contact

www.linkedin.com/in/joe-freedman-b6772010b (LinkedIn)

Top Skills

Private Equity

Certifications

Member of the Law Society of Upper Canada

Joe Freedman

Retired Private Equity Executive, Corporate Director

Toronto, Ontario, Canada

Experience

Total Containment Inc.
Chairman of the Board
March 2022 - Present (1 year 8 months)
Edmonton, Alberta, Canada

Total Containment manufactures and installs a patented leak containment system for Pipelines under the brand Envirolock (tm). The Envirolock system represents the best available technology for prevention of oil and gas pipeline leaks from impacting the environment, for reducing water losses from municipal water infrastructure, and for extending the life of pipeline and water infrastructure. The system can also be used to capture and contain fugitive emissions, providing a complete solution for one of our most pressing climate change issues.

RAD AI
Chairman Of The Board
August 2021 - Present (2 years 3 months)

Centre for Aging + Brain Health Innovation
Director
March 2021 - Present (2 years 8 months)
Toronto, Ontario, Canada

GetDoctor
Chairman
March 2021 - Present (2 years 8 months)
Atlanta, Georgia, United States

Bridgemarq Real Estate Services
Director
January 2020 - Present (3 years 10 months)
Toronto, Ontario, Canada

Canadian Civil Liberties Association
Director
October 2018 - Present (5 years 1 month)

Make Space Inc.
Chairman
March 2016 - Present (7 years 8 months)
Vancouver, British Columbia, Canada

Brookfield Asset Management
Senior Managing Partner
May 2002 - January 2017 (14 years 9 months)

Private Equity

Education

Schulich School of Business - York University
Master of Business Administration - MBA, Business Administration and
Management, General · (September 1990 - April 1994)

York University - Osgoode Hall Law School
Juris Doctor (J.D.) · (1990 - 1994)

University of Alberta
Bachelor of Arts - BA, Economics · (September 1986 - April 1990)